EXHIBIT 99.1

SafeStop App Adds Charter Schools in Charleston, SC

App Will Feature Both Student and Vehicle Tracking That Allows Parents to Know Where the Bus and Child are While on Route

CHARLESTON, S.C., June 18, 2015 (GLOBE NEWSWIRE) -- This fall, the James Island Charter High School and Charleston Charter School for Math & Science in Charleston, South Carolina will begin using SafeStop on their school buses. The innovative app connects parents and school officials to the vehicles transporting their students. The addition of these two schools adds to the regional density of private and charter schools utilizing SafeStop in the Lowcountry.

Parents will be able to securely register online for SafeStop through the respective schools, download the app, and use it when the 2015-2016 school year starts. The app provides parents and caretakers with a real-time map feature that displays the location of their child's bus, estimated arrival times at their bus stop, and an alerts and messaging center to relay important service information from the school or transportation provider.

Richard Gordon, Principal at James Island Charter High School, says he is excited for the service to be introduced next school year and that parents will enjoy being able to use the app. "Right now, busy parents who find themselves running late in the morning getting their kids to the bus stop either have to call our office or the office of our transportation provider and ask where their child's school bus is. They're often anxious to know if they missed the bus, or when it might be getting to their stop," said Gordon. "SafeStop allows parents to know where the bus is and they will appreciate this higher level of service that will provide them some peace of mind."

The SafeStop app is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app first became available to select school districts in New York, Florida and South Carolina last fall but is now expanding its footprint to schools and universities across the United States.

"SafeStop was developed to answer the common question 'where's the bus,'" stated Patrick Gallagher, Director of Sales for SafeStop. "And for the first time the app will feature student tracking as a student boards and exits the vehicle. We are glad to bring this technology to James Island Charter High School and Charleston Charter School for Math & Science and adding to those in the Charleston area using the app. We're confident parents and school officials will find it to be user-friendly and enjoy the peace of mind the app brings them."

The alerts and messaging system will serve as an extra communication channel for the school especially when parents receive notification their child has boarded and exited the vehicle. "In terms of our communication with parents, we do have our standard communication procedures but now we'll be able to use SafeStop to alert parents about any school opening delays, closings, early dismissals or even important dates and events at the school. Our parents will find this additional layer of communication very helpful in managing their busy schedules," added Todd Laventure, Principal at Charleston Charter School for Math & Science. School officials will also be able to use the information collected by SafeStop to establish and review Key Performance Indicators (KPI) for their transportation system so they can evaluate and improve operations.

SafeStop works with any GPS unit, routing, or transportation provider. Parents are urged to contact their school officials to request the installation of SafeStop. School districts, private and charter schools interested in the service can contact a representative through the company's website. To learn more about the SafeStop app and how to bring it to your community, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop App provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. The app continues to evolve and will bring timely, accurate and valuable information to parents and school officials across America. For more information, visit www.SafeStopApp.com.

CONTACT: Media Contact:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com